CONSENT OF GREGORY WORTMAN

I consent to the inclusion in this registration statement on Form 40-F of NovaCopper Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011.

DATED:	March 1, 2012

/s/ Gregory Wortman
Name: Gregory Wortman